UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3932

WHIRLPOOL 401(k) PLAN

(Full title of plan)

WHIRLPOOL CORPORATION

Administration Center

2000 North M-63

Benton Harbor,  MI 49022-2692

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Whirlpool 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2005 and 2004

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Assets Available for Benefits
Statements of Changes in Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting firm

The Trustees

Whirlpool 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Whirlpool 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

June 9, 2006

Chicago, Illinois

Whirlpool 401(k) Plan

Statements of Assets Available for Benefits

	December 31
	2005	2004
Contributions receivable:
Employer	$21,478,943	$13,075,042
Participant	7,916,659	4,664,606

Investments at fair value:
Mutual funds	600,778,703	535,248,336
Common and collective funds	239,409,939	218,826,143
Common stock of Whirlpool Corporation	110,028,016	102,053,370
Brokerage accounts	6,130,329	4,123,533
Participant loans	42,090,076	42,840,353
Total investments	998,437,063	903,091,735
Assets available for benefits	$1,027,832,665	$920,831,383

See accompanying notes.

Whirlpool 401(k) Plan

Statements of Changes in Assets Available for Benefits

Year Ended December 31, 2005

	Year Ended December 31
	2005	2004
Additions
Dividends on Whirlpool Corporation common stock	$2,484,282	$2,586,751
Other dividend income	16,412,234	7,789,368
Interest income	12,086,754	11,590,729
	30,983,270	21,966,848

Employer contributions	21,480,579	13,075,042
Participant contributions	62,746,965	59,096,633
Rollover contributions	3,266,578	2,578,485
	87,494,122	74,750,160
Total additions	118,477,392	96,717,008

Deductions
Benefit payments	69,327,421	67,057,557
Administrative expenses	221,332	200,067
Total deductions	69,548,753	67,257,624

Net realized and unrealized appreciation (depreciation) in fair value of investments:
Whirlpool Corporation common stock	22,209,748	(4,885,241)
Mutual funds	34,414,682	47,773,481
Common and collective funds	801,991	1,442,177
Other	646,222	378,776
	58,072,643	44,709,193
Net increase	107,001,282	74,168,577
Assets available for benefits:
Beginning of year	920,831,383	846,662,806
End of year	$1,027,832,665	$920,831,383

See accompanying notes.

Whirlpool 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1. Description of Plan

The Whirlpool 401(k) Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation and participating subsidiaries (referred to as Employer, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Whirlpool 401(k) Plan Summary Plan Description for a more complete description of the Plan’s provisions.

Effective January 1, 2005, the defined contribution services business of Putnam Investments (the Plan’s trustee and record-keeper) is now known as Mercer HR Services. In addition, Mercer Trust Company assumed the role of successor corporate trustee of the trust, effective as of January 1, 2005.

Eligibility

Essentially all U.S.-based full-time and part-time employees of Whirlpool are eligible to participate upon employment. Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred contributions to the Plan, by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 50% (15% for highly compensated employees), but not to exceed the maximum allowable annual contribution, as determined by the Internal Revenue Code (IRC). Participants who have attained age 50 by the end of the Plan year are eligible to make catch-up contributions subject to the limitations of Section 414(v) of the IRC. Such elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, the Internet website, or the customer service representative, to be effective, in most cases, as of the beginning of the next payroll period. In addition, certain employees may make additional tax-deferred contributions to the Plan by directing a portion of any annual bonus due to the participant, of one or more designated bonus plans, be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal the same percentage of any annual bonus payment as is applied for payroll deduction purposes or in any whole percentage between 0% and 75%, as the participant elects, provided, however, that the deduction percentage applicable to a participant who is a highly compensated participant may not exceed 15%.

Contributions and Vesting

Each year the Employer establishes performance goals. Performance is measured in terms of annual balanced scorecard measures as determined by the Whirlpool Board of Directors. The attainment of these goals results in an Employer matching contribution based on the tax-deferred contributions of each employee that do not exceed 5% of the employee’s eligible earnings. Regardless of performance, the Employer will make a guaranteed matching contribution of $0.25 per dollar that eligible employees contribute to the Plan. The matching contributions was $0.63 per dollar of eligible employees’ contributions for 2005 and $0.38 for 2004, up to 5% of eligible compensation. Employer matching contributions and tax-deferred contributions are 100% vested at all times. Participants who terminate employment during the year are not eligible for Employer matching contributions unless the termination is due to the participant’s retirement, death, disability, or a reduction in work force.

Participants may direct employee contributions to one or a combination of several fund alternatives offered by the Plan. Employer matching contributions are initially invested in the Whirlpool ESOP Plan, but may subsequently be transferred to another investment fund in accordance with provisions of the Plan. Additionally, as of July 1, 2004, a self-directed brokerage account was offered whereby participants can choose from investments outside the Plan’s fund line-up in which to invest a portion of their account. Special contribution, loan, distribution, withdrawal, and fee allocation rules apply to self-directed brokerage accounts.

Benefit Payments

Prior to March 28, 2005, on termination of service, a participant with an account balance of $5,000 or less would receive a single lump-sum distribution equal to the value of his or her account. Participants with account balances exceeding $5,000 could elect to receive a lump-sum distribution or may elect a monthly installment option. Monthly installments are paid over a period of time not to exceed 9 years and 11 months.

The Plan was amended, effective as of March 28, 2005, to state that on termination of service, a participant with an account balance of $1,000 or less will receive a single lump-sum distribution equal to the value of his or her account. Participants with account balances exceeding $1,000 can elect to receive a lump-sum distribution or may elect a monthly installment option.

Participant Accounts

Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants. The Employer is responsible for determining that such transactions are in accordance with the Plan.

Income, including market value adjustments, under each of these funds is allocated to the participants’ accounts daily based on each participant’s equity in the fund. Self-directed brokerage accounts are segregated accounts within the trust fund and are treated for investment purposes as an investment of the account of the participant who has the self-directed brokerage account.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Plan investments are made in the manner specified in the trust agreement and in accordance with the stated investment policies of the respective funds. To the extent monies available for investment are not immediately invested, as provided in the investment policy of each fund, such monies are temporarily invested in short-term income investments. All investments are made in light of a continuing evaluation of economic and market conditions that may cause such investment policy to vary from time to time.

Loans

The Plan provides for loans to participants in amounts up to the lesser of $50,000 or 50% of a participant’s account balance, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the IRC and the Employee Retirement Income Security Act of 1974.

2. Significant Accounting Policies

Investments Held by the Trust

All the investments of the Plan are held by the trust. The custodian invests all assets of the trust except as follows: (i) the trustees direct the investment of the Whirlpool ESOP Plan; and (ii) the trustees may direct that a specified percentage of the assets credited to any or all of the investment fund or funds be allocated to one or more separate accounts within said investment fund and invested in accordance with the direction of the trustees or an investment manager designated by the trustees.

Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the trust to which assets of the Plan are credited. Except with respect to self-directed brokerage accounts, which are segregated accounts, investment income and related expenses of the trust are allocated to the investment funds based on each investment fund’s proportionate share of the current value of the trust assets daily.

Effective February 22, 2002, the Whirlpool Stock Fund was converted to an Employee Stock Ownership Plan and renamed the Whirlpool ESOP Plan. On a quarterly basis, participants have the option to reinvest dividends in additional shares of Whirlpool stock in the Whirlpool ESOP Plan or receive a cash payout. All dividends continue to be 100% vested.

Investment Valuation

Whirlpool common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year. The fair value of the participation units and shares owned by the Plan in the common and collective funds and mutual funds is based on quoted redemption or market values on the last business day of the Plan year. Participant loans are stated at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

In general, Plan expenses, except for broker commissions, self-directed brokerage account fees, portfolio transaction fees, and investment management fees (all of which are paid by participants), are paid by Whirlpool.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the trustees to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	December 31
	2005	2004

Putnam Stable Value Fund	$201,471,685	$181,301,046
Neuberger & Berman Genesis Fund	119,166,910	88,343,824
Whirlpool Corporation common stock	110,028,016	102,053,370
Putnam Voyager Fund	105,457,286	113,963,512
EuroPacific Growth Fund	72,627,523	53,858,444
Vanguard Windsor II Fund - Admiral Class	53,542,612	47,033,390
TCW Galileo Select Equity I/Concentrated Core	51,905,091	56,595,633

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 1, 2002, stating that the Plan is qualified under section 401(a) of the IRC and that the related trust is exempt from taxation. Subsequent to this letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31 2004

Benefits paid to participants per the financial statements	$67,057,557
Less: Deemed distributions of participant loans at December 31, 2003	(1,414,466)
Benefits paid to participants per the Form 5500	$65,643,091

In 2003, deemed distributions of loans were recorded as distributions on the Form 5500 but were recorded as investments in the financial statements. Beginning in 2004, deemed distributions of loans are recorded as distributions on the Form 5500 and the financial statements.

Supplemental Schedule

Whirlpool 401(k) Plan

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN #38-1490038          Plan #001

December 31, 2005

	Number of	Current
Description of Investment	Shares or Unites	Value

Mutual funds:
Putnam* Money Market Fund - SDB	941,132	$941,132
Barclays Lifepath 2040	561,922	10,215,733
Barclays Lifepath Retirement Fund	842,987	9,458,314
Barclays Lifepath 2030	1,282,239	19,733,660
Barclays Lifepath 2010	100	31,073,404
Barclays Lifepath 2020	2,577,766	40,857,597
Vanguard Explorer Fund	573,149	40,068,819
Barclays S&P 500 Stock Fund	1,206,613	45,730,622
Vanguard Windsor II Fund — Admiral Class	962,650	53,542,612
EuroPacific Growth Fund	1,767,093	72,627,523
TCW Galileo Select Equity I/Concentrated Core	2,613,549	51,905,091
Neuberger & Berman* Genesis Trust	2,454,519	119,166,910
Putnam* Voyager Fund	5,875,058	105,457,286
		600,778,703

Common and collective funds:
Putnam* Stable Value Fund	201,471,685	201,471,685
Putnam* Bond Index Fund	2,645,624	37,938,254
		239,409,939

Whirlpool Corporation* common stock	1,313,611	110,028,016
Brokerage Account	—	6,130,329

Participant loans	Varying maturities with interest rates of 9%	42,090,076
Total investments		$998,437,063

*Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Whirlpool 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WHIRLPOOL CORPORATION

Whirlpool 401(k) Plan

Date: June 21, 2006	By:	/s/ Roy W. Templin
	Name:	Roy W. Templin
	Title:	Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

TO

FORM 11-K FOR

WHIRLPOOL 401(k) PLAN

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm